SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13G
             Under the Securities Exchange Act of 1934

                         (Initial Filing)*

                     Deltic Timber Corporation
             ------------------------------------------
                          (Name of Issuer)


                            Common Stock
            -------------------------------------------
                  (Title of Class and Securities)

                             247850100
            --------------------------------------------
               (CUSIP Number of Class of Securities)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                  (Continued on following page(s))


CUSIP No.  247850100                                   13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :     342,300 shares
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED OR NO VOTING POWER
                                   :    1,265,000 shares (Shared)
                                          80,000 shares (None)
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :     422,300 shares
                                   --------------------------------
                                   :(8)  SHARED DISPOSITIVE POWER
                                   :     1,265,000 shares
-------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
      1,687,300 shares
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      13.2 %
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IA
-------------------------------------------------------------------











CUSIP No.  247850100                                       13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Longleaf Partners Realty Fund             I.D. No. 62-1616883
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts business trust
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :     None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER

                                   :     580,000 shares
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :
                                   :     None
                                   --------------------------------
                                   :(8)  SHARED DISPOSITIVE POWER

                                   :     580,000 shares
-------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      580,000 shares
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       4.5 %
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IV
-------------------------------------------------------------------










CUSIP No.  247850100                                    13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Longleaf Partners Small-Cap Fund         I.D. No. 62-1376170
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts business trust
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :     None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER
                                   :     685,000 shares
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :     None
                                   --------------------------------
                                   :(8)  SHARED DISPOSITIVE POWER
                                   :      685,000 shares
-------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          685,000 shares
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       5.3%
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IV
-------------------------------------------------------------------












CUSIP No. 247850100                                    13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER

                                   :    None
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   --------------------------------
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
-------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 3 )
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------










Item 1.

     (a). Name of Issuer: Deltic Timber Corporation ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:

          200 Peach Street
          El Dorado, AR 71731-7000
Item 2.

     (a) and (b). Names and Principal Business Addresses of Persons
         Filing:

         (1). Southeastern Asset Management, Inc.
              6075 Poplar Ave., Suite 900
              Memphis, TN 38119

         (2). Longleaf Partners Realty Fund and Longleaf Partners
               Small-Cap Fund, two series of Longleaf Partners
               Funds Trust
              6075 Poplar Ave., Suite 900
              Memphis, TN 38119

         (3). Mr. O. Mason Hawkins
              Chairman of the Board and C.E.O.
              Southeastern Asset Management, Inc.
              6075 Poplar Ave., Suite 900
              Memphis, TN 38119


     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee corporation

          Longleaf Partners Realty Fund and Longleaf Partners
            Small-Cap Fund, which are series of Longleaf Partners
            Funds Trust, a Massachusetts business trust.

          Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities:  Common Stock (the
            "Securities").

     (e). Cusip Number:  247850100

Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

     (d). Investment Company registered under Sec. 8 of the Investment Company Act- Longleaf Partners Realty Fund and Longleaf Partners Small-Cap Fund, series of Longleaf Partners Funds Trust.
     (e). Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

     (g). Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

     (a). Amount Beneficially Owned: (At 3/31/97)
            1,687,300 shares

     (b). Percent of Class: 13.2 %

          Above percentage is based on 12,819,000 shares of Common Stock outstanding at 2/11/97.

     (c). Number of shares as to which such person has:

          (i).   Sole power to vote or to direct the vote:

                 342,300 shares

          (ii).  Shared or no power to vote or to direct the vote:

                 Shared - 1,265,000 shares; Consists of 685,000 shares owned by Longleaf Partners Small-Cap Fund and 580,000 shares owned by Longleaf Partners Realty Fund, which are series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

                 No power to vote - 80,000 shares.
          (iii). Sole power to dispose or to direct the disposition of:

                 422,300 shares

          (iv). Shared power to dispose or to direct the disposition of:

                 1,265,000 shares; Consists of 685,000 shares owned by Longleaf Partners Small-Cap Fund and 580,000 shares owned by Longleaf Partners Realty Fund, which are series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

Item 5. Ownership of Five Percent or Less of a Class: N.A.


Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:  N/A


Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A


Item 8. Identification and Classification of Members of the Group:
        N/A


Item 9. Notice of Dissolution of Group:  N/A



Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.









                             Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: April 4, 1997

Southeastern Asset               Longleaf Partners Small-Cap Fund
Management, Inc.                 Longleaf Partners Realty Fund

By  /s/ Charles D. Reaves         By  /s/ Charles D.  Reaves
---------------------------       --------------------------
Charles D. Reaves                    Charles D. Reaves
Vice President and                   Executive Vice President
  General Counsel


O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
-----------------------

                       Joint Filing Agreement


In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 4th day of April, 1997.

Southeastern Asset                Longleaf Partners Small-Cap Fund
Management, Inc.                  Longleaf Partners Realty Fund

By  /s/ Charles D. Reaves         By  /s/ Charles D.  Reaves
---------------------------       --------------------------
Charles D. Reaves                    Charles D. Reaves
Vice President and                   Executive Vice President
  General Counsel


O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
-----------------------